Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 6,328,649,040.09	0.0001531	$ 968,916.17
Fees Previously Paid
	Total Transaction Valuation:	$ 6,328,649,040.09
	Total Fees Due for Filing:			$ 968,916.17
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 968,916.17
Offering Note
[1]	(1) Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation assumes the conversion of all outstanding ordinary shares of Arcadium Lithium plc, including the shares represented by CHESS Depository Interests (each, a "Company Share") into the right to receive $5.85 per Company Share (the "Per Share Consideration"). As of October 30, 2024, the underlying value of the transaction was calculated as the sum of: (i) 1,075,625,025 Company Shares multiplied by the Per Share Consideration, (ii) 693,073 Company Shares that are potentially issuable in respect of Company Restricted Share Rights multiplied by the Per Share Consideration, (iii) 4,275,236 Company Shares that are potentially issuable in respect of Company RSUs multiplied by the Per Share Consideration and (iv) 5,651,997 Company Shares issuable in respect of Company Stock Options with exercise prices below the Per Share Consideration multiplied by $1.27 (which is the excess of the Per Share Consideration over $4.58, the weighted average exercise price of such Company Stock Options). (2) The amount of the filing fee calculated in accordance with the Exchange Act of 1934 equals $153.10 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.